200 East Randolph Drive

Chicago, Illinois 60601

Sarah B. Gabriel
To Call Writer Directly:	(312) 861-2000	Facsimile:
(312) 861-2227		(312) 861-2200
sgabriel@kirkland.com	www.kirkland.com	Dir. Fax: (312) 846-9225

July 3, 2008

VIA EDGAR AND COURIER

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3720

Washington, D.C. 20549

Attention:	Tim Buchmiller
Andri	Boerman
Angela	Crane
Gabriel	Eckstein

Re:	John Bean Technologies Corporation
Registration Statement on Form 10
Filed on April 30, 2008
File No. 001-34036

Ladies and Gentlemen:

John Bean Technologies Corporation, a Delaware corporation (the “Company”), has today filed with the Securities and Exchange Commission (the “Commission”), pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Amendment No. 3 (the “Amendment”) to its Registration Statement on Form 10 originally filed on April 30, 2008 (as amended, the “Registration Statement”).

On behalf of the Company, we are writing to respond to the comment raised in your letter to the Company dated June 26, 2008. The response below corresponds to the caption of that comment (which are reproduced below in bold). For your convenience, copies of the Amendment are enclosed and have been marked to show changes from the Company’s Amendment No. 2 to the Registration Statement filed June 23, 2008.

Hong Kong	London	Los Angeles	Munich	New York	San Francisco	Washington, D.C.

Securities and Exchange Commission

July 3, 2008

Exhibits

1.	Please file the remaining exhibits to your registration statement and allow adequate time for review prior to requesting acceleration of the effectiveness of your registration statement.

Response. In response to the Staff’s comment, the Company has filed the remaining exhibits to the Registration Statement in the Amendment.

We hope that the foregoing has been responsive to the Staff’s comment. All inquiries, comments, notices and orders with respect to this letter, should be directed to Carol Anne Huff at (312) 861-2163 at Kirkland & Ellis LLP or Sarah B. Gabriel at Kirkland & Ellis LLP at (312) 861-2227. The address of the Company is John Bean Technologies Corporation, 200 E. Randolph Drive, Floor 66, Chicago, IL 60601, Attention: Charles H. Cannon, Jr.

Please do not hesitate to contact the undersigned at the number above with any questions regarding this response.

Sincerely,

/s/ Sarah B. Gabriel

Sarah B. Gabriel

cc:	Charles H. Cannon, John Bean Technologies Corporation
R. Scott Falk, P.C., Kirkland & Ellis LLP
Carol Anne Huff, Kirkland & Ellis LLP